Exhibit 99.4

Q&A Project Zanzibar FINAL: 6 November 2015

PROJECT ZANZIBAR

KEY MESSAGES AND Q&A

6 November 2015

Key messages

•	AstraZeneca has entered into an agreement to acquire ZS Pharma for $90 per share.

•	This acquisition strengthens our focus in Cardiovascular & Metabolic Disease by adding to our portfolio ZS-9, a potential best-in-class treatment for hyperkalaemia. It also leverages roxadustat and our diabetes franchise.

•	Hyperkalaemia affects more than 3 million patients suffering from chronic kidney disease (CKD) and chronic heart failure (CHF) in the U.S. alone. It can be a life-threatening condition with limited alternative treatment options.

•	ZS-9 is currently under FDA regulatory review with a PDUFA date of 26 May 2016 and planned EU regulatory submission in Q4 2015.

•	The transaction supports our Return to Growth strategy with ZS-9 global potential peak-year sales estimated to be above $1bn.

Q&A

Strategic rationale

1.	What is the strategic rationale for the acquisition?

The acquisition provides a strong strategic fit with AstraZeneca’s pipeline and portfolio in cardiovascular and metabolic diseases, including the company’s investigational medicine for patients with anaemia associated with chronic kidney disease, roxadustat, which is currently in Phase III development.

It gives AstraZeneca access to the potassium-binding compound ZS-9, a potential best-in-class treatment for hyperkalaemia that is currently under regulatory review in the US, with a PDUFA date of 26 May 2016. ZS-9 therefore has potential to provide product sales from 2016, benefitting AstraZeneca’s return to growth.

2.	How does ZS-9 fit alongside your existing portfolio, in particular roxadustat?

Both anaemia and hyperkalaemia are serious complications of chronic kidney disease. Most patients with chronic hyperkalaemia also have coexisting conditions including chronic kidney disease, heart failure, hypertension and diabetes - conditions addressed through our current portfolio in cardiovascular and metabolic diseases, as well as the investigational medicines within our late stage pipeline.

ZS-9 has the potential to be a best-in-class new treatment option for patients and their physicians. We expect that the capabilities and commercial expertise we build together with our new members joining us from ZS to launch ZS-9 will benefit the future launch of roxadustat.

3.	Does the acquisition accelerate the infrastructure needed to support roxadustat? How are you preparing for the launch of roxadustat? Does this acquisition give you a competitive advantage?

Q&A

Project Zanzibar

FINAL: 6 November 2015

We expect that the capabilities and commercial expertise we build together with our new members joining us from ZS to launch ZS-9 will also benefit the future launch of roxadustat. There is significant overlap between healthcare professionals managing patients at risk of hyperkalaemia, and the expected prescribers of roxadustat.

4.	Previously you committed to investors that you were not interested in pipeline deals; why did you choose to execute this transaction given it destroys EPS value in the near-term?

This deal will contribute benefit AstraZeneca’s return to growth and be accretive from 2018 (with minimal dilution in 2016 & 2017). The acquisition is fully in line with our strategy of investing to add potential best-in-class products to our pipeline in our main therapeutic areas. The acquisition of ZS Pharma gives us access to a near launch-ready, potential best-in-class asset in ZS-9, which, if approved in the US in H1 2016, will start bringing in revenue to contribute to our top line by early in the second half of next year.

This deal represents a rare opportunity to acquire a potential best-in-class asset that is already in the final stages of regulatory review in a key market. In addition, the near-term dilution will be fully recovered in the mid- to long-term through value produced by building the capabilities and commercial expertise for ZS-9 that will also be leveraged when we launch roxadustat.

5.	When do you anticipate approval/launch of roxadustat?

We anticipate filing roxadustat in major markets (US, EU, Japan) in 2H 2016.

6.	Does ZS Pharma have any other assets of interest to AZN beyond ZS-9?

In addition to ZS-9, ZS Pharma has a number of promising preclinical programmes that leverage the company’s zirconium cyclosilicate technology.

Deal structure and financials

7.	What is the transaction structure? Did you consider contingent value rights (CVR) to mitigate the risk?

Under the terms of the agreement, AstraZeneca will acquire all of the outstanding capital stock of ZS Pharma for $90 per share.

AstraZeneca reviewed a number of potential deal structures and vehicles. We believe the proposed deal structure is in the best interests of both parties.

8.	Does this deal represent good value for money? What assessment of ZS-9 peak year sales – if approved - is it based on?

Based on our assessment of the high unmet need associated with the treatment of hyperkalaemia, the limitations of current therapeutic options and the potential best-in-class profile of ZS-9 we expect the acquisition to represent good value and provide an opportunity to accelerate our entry into the chronic kidney disease market, a strategically important area for AstraZeneca.

The current estimate of peak year sales for ZS-9 is over a billion dollars globally.

9.	How do you intend to finance the acquisition?

We will use a combination of cash resources on hand and debt.

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Q&A

Project Zanzibar

FINAL: 6 November 2015

10.	What will be the impact on your credit rating?

We are in discussion with the agencies whom we expect to confirm the impact on our credit rating in the very near term. As a best-in-class specialty treatment that supports or Return to Growth strategy in the near term, we do not anticipate a significant impact on our ratings.

11.	What does minimal dilution mean for your Core EPS in 2016 and 2017? Will you still be able to hit $4.20?

We anticipate minimal dilution to our core earnings in 2016 and 2017 from this transaction.  Consistent with our long-term practice we will provide guidance on our 2016 Core EPS alongside our full year results on 4th February 2016.

12.	Was this a competitive process? Did you have to overpay as a result? Do you expect a counter bid from Actelion or others?

Yes, it was a competitive process. Based on our assessment of the high unmet need associated with the treatment of hyperkalaemia, the limitations of current therapeutic options and the potential best-in-class profile of ZS-9 we expect the acquisition to represent good value and provide an opportunity to accelerate our entry into the chronic kidney disease market, a strategically important area for AstraZeneca. The current estimate of peak year sales for ZS-9 is over a billion dollars globally.

We cannot speculate on the actions of any other company.

13.	How will you account for this transaction?

The transaction will be accounted for as a business combination, therefore, all assets and liabilities acquired (including intangible assets and goodwill) will be recorded at fair value at closing.

ZS-9

14.	How does ZS-9 compare against kayexalate and patiromer (Veltassa)? What are the advantages?

ZS-9 is a proprietary sodium zirconium cyclosilicate compound and is fundamentally different from other hyperkalaemia treatments currently on the market, kayexalate and patiromer (Veltassa), which are both organic polymers.

ZS-9 is a proprietary zirconium silicate compound and is manufactured as odourless, tasteless crystals. It acts as a highly selective potassium trap, is administered orally in 5 to 15g doses mixed with three tablespoons of water, is not systemically absorbed and is excreted in faeces.

15.	Are there any risks this asset could receive a ‘Black Box’ warning like Relypsa’s Veltassa, or is this a potential differentiator for ZS-9?

ZS-9 and patiromer (Veltassa) are very different compounds from both a structural and mechanism of action perspective. ZS-9 is very selective for potassium and is not absorbed systemically.

16.	Is the product really differentiated? Its attributes seem limited to convenience.

ZS-9 is a proprietary zirconium silicate compound and is manufactured as odourless, tasteless crystals. It acts as a highly selective potassium trap, is administered orally in 5 to 15g doses mixed with three tablespoons of water, is not systemically absorbed and is excreted in faeces.

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Q&A

Project Zanzibar

FINAL: 6 November 2015

17.	How confident are you that you will achieve regulatory approval? Based on your recent experience with saxa/dapa are you confident that the regulatory submission is sufficient to gain approval?

While we cannot pre-empt any regulatory decision from the FDA, we believe the current filing will support regulatory approval.

18.	Assuming approval, when do you anticipate launch in the US?

Assuming ZS-9 receives approval from the US FDA on 26 May 2016, in line with the current PDUFA date, we would anticipate launching the product shortly after this.

19.	Does the asset have potential beyond the initial indication i.e. in LCM?

We will continue to explore additional studies and indications for ZS-9 but at present, our focus is on the hyperkalaemia indication currently filed in the US.

20.	What phase II and/or abstract data is in the public domain? Have you had sight of the abstracts from the long-term safety study of ZS-9, due to be presented as a poster at the American Society of Nephrology's Kidney Week on 7 November?

Several publications relating to data on ZS-9 are available and in the public domain:

•	HS, Lavin PT, et al. Sodium zirconium cyclosilicate in hyperkalaemia. N Engl J Med. 2015;372(3):222-231. doi:10.1056/NEJMoa1411487.

•	Kosiborod M, Rasmussen HS, Lavin P, et al. Effect of sodium zirconium cyclosilicate on potassium lowering for 28 days among outpatients with hyperkalaemia: the HARMONIZE randomized clinical trial. JAMA. 2014; 312(21):2223-2233. doi:10.1001/jama.2014.15688.

•	Packham DK, et al. Phase 2 study on the treatment of hyperkalaemia in patients with chronic kidney disease suggests that the selective potassium trap, ZS-9, is safe and efficient. Kidney International (2015) 88, 404–411.

At ASN ZS pharma will be presenting data from the first 700 patients enrolled into its long term open label 12 month safety and efficacy study.

21.	What is the commercial opportunity for ZS-9? What is the geographic distribution of the addressable patient population?

Chronic hyperkalaemia is a fairly common and potentially life-threatening condition, affecting over 3 million patients in the US alone. A significant unmet medical need remains for these patients with very limited effective treatment options currently available. Most patients with hyperkalaemia also have other conditions including CKD, heart failure, diabetes and hypertension and are typically receiving numerous other medications, some of which also raise serum potassium levels (i.e. RAAS inhibitors, ACE inhibitors, ARBs etc.).  ZS-9 rapidly and selectively returns serum potassium to normokalemic levels.

ZS-9 is currently under regulatory review in the US and is planned for filing in the EU by the end of 2015. AstraZeneca plans to seek approvals in other geographic regions. It is our intention to develop ZS-9 into a global brand.

22.	How will it be priced?

We cannot comment on pricing decisions at this stage.

23.	Where will ZS-9 be manufactured? At existing ZS Pharma facilities or at AZ manufacturing sites?

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Q&A

Project Zanzibar

FINAL: 6 November 2015

ZS-9 substance will continue to be manufactured at the existing ZS Pharma site in Coppell, Texas to support product launch in the US. In addition, AZ will develop and execute a long-term manufacturing plan to meet future market demand.

24.	Please describe your IP/patent position?

Pending and granted patents, some under license, have expiries out to 2032 and beyond.

Personnel

25.	Will the approx. 200 staff become AZN employees?

Upon closing, all ZS Pharma employees will become AstraZeneca employees.

26.	Given the continued SG&A pressures, what will happen to the three facilities and approx. 200 employees? Does this not add to the ongoing SG&A burden?

We expect to retain the know-how, talent and expertise within ZS. It is too early to comment in more detail at this stage.

An additional benefit is to strengthen our capability in cardio-renal. While some SG&A costs will be incurred, a significant proportion of the costs has already been accounted for in the projected launch of roxadustat. The revenues from ZS-9 will also help ease the SG&A burden, especially in the mid- to long-term.

27.	Is there overlap with existing skills within AZN’s workforce? Are ZS Pharma employees at risk of job cuts/redundancy?

Upon closing, all ZS Pharma employees will become AstraZeneca employees. It is too early to comment in more detail at this stage.

28.	What will happen to Robert Alexander? Will he be staying with AZ / managing ZS-9 going forward?

We expect to retain the know-how, talent and expertise within ZS. It is too early to comment in more detail at this stage.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED IN THIS ANNOUNCEMENT ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION, THE TENDER OF A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK OF ZS PHARMA, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN ZS PHARMA’S PUBLIC FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC), INCLUDING THE “RISK FACTORS” SECTIONS OF ZS PHARMA’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014 AND SUBSEQUENT QUARTERLY REPORTS ON FORM 10-Q, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY SUBSIDIARIES OF ASTRAZENECA AND THE SOLICITATION/RECOMMENDATION TO BE FILED BY ZS PHARMA. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS,

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Q&A

Project Zanzibar

FINAL: 6 November 2015

ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE,” “ANTICIPATE,” “EXPECT,” “INTEND,” “PLAN,” “WILL,” “MAY,” “SHOULD,” “ESTIMATE,” “PREDICT,” “POTENTIAL,” “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. ASTRAZENECA AND ZS PHARMA DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE DATE HEREOF OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ZS PHARMA COMMON STOCK. THE OFFER TO BUY ZS PHARMA COMMON STOCK WILL ONLY BE MADE PURSUANT TO A TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT (WHICH WILL BE FILED BY SUBSIDIARIES OF ASTRAZENECA WITH THE SEC AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER (WHICH WILL BE FILED BY ZS PHARMA WITH THE SEC) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ASTRAZENECA AND ZS PHARMA WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS, AND THE SOLICITATION/RECOMMENDATION STATEMENT, MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING ASTRAZENECA INVESTOR RELATIONS AT IRTEAM@ASTRAZENECA.COM/+442076048127. COPIES OF THESE MATERIALS AND ANY DOCUMENTATION RELATING TO THE TENDER OFFER ARE NOT BEING, AND MUST NOT BE, DIRECTLY OR INDIRECTLY, MAILED OR OTHERWISE FORWARDED, DISTRIBUTED OR SENT IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL.

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